FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

July 30, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on July 30, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

July 30, 2025.

Schedule "A"

HIVE Digital Technologies Surpasses 14 EH/s Milestone as Global Expansion Accelerates Toward 25 EH/s

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - July 30, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE)

(NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a diversified multinational digital infrastructure company, is proud to announce that it has surpassed 14 Exahash per second ("EH/s") of Bitcoin mining hashrate across its operations in Canada, Sweden, and Paraguay, and in the process has realized a current Bitcoin annual run rate ("ARR*") revenue of $315 million, with mining margins* of approximately 55% after electricity costs, based on the current hashprice per the Bitcoin Hashprice Index (https://data.hashrateindex.com/network-data/bitcoin-hashprice-index). HIVE remains firmly on track to reach 18 EH/s by the end of summer and 25 EH/s by U.S. Thanksgiving, positioning the Company as one of the world's most efficient and fastest-scaling Bitcoin miners.

This milestone marks a pivotal inflection point in HIVE's global growth trajectory as the Company leverages favorable market conditions, including rising Bitcoin prices, increasing institutional adoption of digital assets, and growing demand for AI-ready data centers.

Paraguay-Fueled Growth: Over 7 Bitcoin Mined Daily, 300 Construction Workers and Engineers On-Site

HIVE's three-campus buildout in Paraguay continues with focus. Phase 2 at the Yguazú site is now over 60% complete, with 4 EH/s of next-generation Bitmain S21+ Hydro miners already energized - increasing our daily Bitcoin global production to over 7 BTC, up from 4 BTC earlier this year.

With full deployment of Phase 2 expected to deliver 6.5 EH/s, and ongoing development at the Valenzuela site (Phase 3), HIVE forecasts daily production to reach 12 Bitcoin per day by year-end - or nearly 3% of the global daily Bitcoin output (based on current Bitcoin Network Difficulty).

"We have over 300 locally hired workers, all moving in lockstep to deliver world-class digital infrastructure at an extraordinary pace," said Frank Holmes, Co-Founder and Executive Chairman. "This is a project built on speed, precision, and purpose - think Navy SEALs meets Stargate in West Texas."

Further, "The team is working 24/7 with enthusiasm and pride - not only to scale our electrical infrastructure, but to transform and uplift surrounding communities," added Gabriel Lamas, Country President of HIVE Paraguay. "This project is about national progress, innovation, and sustainable leadership in the digital economy."

Global Adoption Tailwinds: U.S. Genius Act and Stablecoin Boom

HIVE's strategy aligns with powerful macro trends: the global acceleration of stablecoin usage, Bitcoin's growing role in emerging market finance, and regulatory clarity in the U.S.

The recent passage of the U.S. Genius Act in Washington has further legitimized Bitcoin and stablecoins as core financial infrastructure. This development mirrors HIVE's own belief in decentralized, energy-efficient digital systems as the foundation for the future of finance.

Revenue Run Rate Surges to $300 Million and Climbing Bitcoin Prices to All Time High

Following its fiscal year-end on March 31, 2025, in which the Company reported $105 million in Bitcoin revenue, HIVE's annualized Bitcoin mining ARR* with with mining margins* of approximately 55% after electricity costs, based on the current hashprice per the Bitcoin Hashprice Index (https://data.hashrateindex.com/network-data/bitcoin-hashprice-index), has now more than tripled to $315 million as HIVE's hashrate and network rewards rise.

"We're mining over 7 Bitcoin a day - clean, green, and fully funded by our operations," said Aydin Kilic, President & CEO. "Our growth is powered by cash flow and HODL - no dilution, no shortcuts. We're focused on scaling with discipline."

Execution Excellence: 18.5 J/TH Efficiency Target

Upon completing Phase 2, HIVE expects its global fleet efficiency to improve to approximately 18.5 joules per terahash ("J/TH") thanks to the integration of energy-efficient ASICs and advanced cooling infrastructure.

"Our team in Paraguay is functioning at an exceptionally high level," said Luke Rossy, Chief Operating Officer. "We're racking miners and energizing containers in record time. HIVE continues to perform strongly in both ROIC and infrastructure cost-efficiency."

* As used herein, "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power costs. "ARR", as a metric, represents revenue only, and does not represent profitability. ARR is presented here as a measure of growth. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the construction of the Company's in Yguazú, Paraguay and its potential specifications and performance upon completion, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/260637